                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2007
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on October 11, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: October 11, 2007

                                          By: /s/ Yaron Levy
                                          -------------------------------
                                          Yaron Levy
                                          Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

        G. WILLI-FOOD INTERNATIONAL ANTICIPATES 23% REVENUE INCREASE FOR
   THIRD QUARTER 2007 AND 27% REVENUE INCREASE FOR NINE MONTHS 2007 OVER THE
                           COMPARABLE PERIODS IN 2006

        CONTINUED COST PRESSURE FOR DAIRY PRODUCTS TO IMPACT 2007 RESULTS
   WILLI-FOOD INVESTMENTS INTENDS TO ACQUIRE RUSSIAN EGG AND POULTRY BUSINESS

YAVNE, ISRAEL - OCTOBER 11, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "Company"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced preliminary expectations for revenue results for 2007 third quarter and nine-month periods, updated guidance for full year 2007 and commented on plans of its principal shareholder, Willi-Food
Investments Ltd. (TASE: WLFD) to acquire a Russian egg and poultry business.

G. Willi-Food International announced that it expects to report an approximately
23% increase in revenues for the 2007 third quarter over 2006 third quarter revenues and an approximately 27% increase in revenue for the nine-months of
2007 over the comparable period last year.

Zwi Williger, President and COO of G. Willi-Food International commented, "We continue to deliver revenue growth in a challenging environment. Our innovative product lines and extensive variety are helping us to manage revenue shortfalls in the dairy business. G. Willi-Food and the global dairy industry have been affected by primary supply prices and shortages stemming from a series of factors including weather related problems and reduced milk production at the same time that consumption and demand has increased in growing emerging markets.
Moreover, G. Willi-Food is directly impacted by the cessation of butter and cheese export subsidies in the EU, which have led our primary supplier, Arla
Foods, to further increase prices on its exports to us in the foreseeable period by approximately 50-80%."

"These trends are not likely to dissipate in the short term. We have been able to manage rising costs to date, but we now foresee that throughout the remainder of 2007 our near term sales and gross margins on cheeses and other products will continue to be negatively impacted, as customers react to higher prices. In anticipation of these challenges, we are revising our estimates for 2007 revenue growth to a range of 25-35% over the NIS 191.5 million (US $45.1 million) in reported revenues for 2006, adjusted for currency fluctuation," Mr. Williger added.

Mr. Williger said that G. Willi-Food expects global dairy prices to begin to stabilize beginning in mid-2008. The Company intends to continue to update the market and will also review its launch of US dairy in 2008, when the global manufacture of milk is expected to begin offsetting the steep price increases.

The Company also announced that it had been notified that its principle shareholder, Willi-Food Investments Ltd., intends to acquire a majority interest of an egg and poultry business in Russia from Mr. Arcadi Gaydamak (the principle shareholder of Willi-Food Investments Ltd.), which is reportedly one of the largest suppliers of eggs and poultry in Moscow and the surrounding region, although such transaction is subject to due diligence, board approval and other conditions precedent.

Mr. Williger noted that the potential acquisition might benefit G. Willi-Food
International by providing an entry-point to begin marketing kosher food products to the Jewish community in Russia.

G. Willi-Food International expects to publish its financial results for the third quarter and nine-months of 2007 at the end of November 2007. The Company will host an earnings conference call at that time.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE
FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE
COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING
INFORMATION CONTAINED IN THIS PRESS RELEASE.

COMPANY CONTACT:
G. Willi Food International Ltd.
Gil Hochboim, Vice President
(+972) 8-932-1000
gil@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com